Legal, Corporate & Compliance Group 1 First Canadian Place, 21st Floor Toronto, Ontario M5X 1A1

April 2, 2015

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Security and Exchange Commission

Washington, D. C. 20549

Dear Ms. Ciboroski:

Re:	Bank of Montreal
Form 40-F for Fiscal Year Ended October 31, 2014
Filed December 2, 2014
File No. 001-13354

I am writing to respond to questions in your letter dated March 3, 2015, as set out below in bold.

Form 40-F for Fiscal Year Ended October 31, 2014

Exhibit 99.2

Management’s Discussion and Analysis, page 26

BMO Wealth Management, page 51

Financial Review, page 52

1.	We note from your disclosure on page 38 that investment management and custodial fees increased 28 percent due to the growth of client assets and the acquisition of F&C. We also note that your assets under management (AUM) and assets under administration (AUA) have significantly increased from the prior year. Please address the following:

—	Clarify in your disclosure, if true, that your investment management fees are based on your AUM and your custodial fees are based on your AUA.

Generally, our investment management fees are based on our AUM and our custodial fees are based on our AUA. Our banking regulator, the Office of the Superintendent of Financial Institutions, requires these fees to be reported in regulatory returns as a single line item and we maintain this presentation in our financial statements and MD&A. As noted below, we will clarify our policy in our financial statements.

—	Explain to us how each of these fees is calculated. In your response, tell us if you record these fees based on average or ending balances.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

Most of our investment management and custodial fees are charged to clients at a fixed rate (e.g. basis points) which is applied to their period-end AUM or AUA balance. The rate is contractually determined and varies based on product type and nature of customer services. Over 90% of our investment management and custodial fees are based on month-end as at balances of AUM / AUA. The remainder of the fees are based on average balances of daily, weekly, or bi-monthly AUM / AUA.

—	If your fees are based upon average AUM or average AUA, present the average balances, as appropriate.

As noted above, over 90% of our fees are based on AUM / AUA balances as at a period end, which is the reason period end balances are disclosed in our MD&A on page 52. We submit that the as at period end balances are appropriate in this context. For your information, approximately $90 million of our total $1.2 billion investment management and custodial fees are based on average AUM / AUA balances.

—	Expand your accounting policy note for fee income on page 129 by disclosing your basis for calculating and recognizing each of these revenues.

In our next annual consolidated financial statements, we will add the following for investment management and custodial fees to our accounting policy on fees:

Investment management and custodial fees are based primarily on the balance of assets under management and assets under administration as at the period end, respectively, for services provided.

—	Revise future filings to clarify the amount of revenue earned from investment management services and the amount earned from custodial services. Separately discuss in your MD&A the drivers of change for each.

The revenues earned from custodial services are not a significant portion of our total disclosed investment management and custodial fees, nor of total Bank revenue.

We note on page 38 of our 2014 Annual Report that investment management and custodial fees increased as a result of the acquired F&C business and growth in client assets. In future filings we will also include this discussion of the reasons for changes in investment management and custodial services in the Wealth Management Financial Review section of the MD&A.

—	Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash, et al) that separately presents gross client inflows, gross client outflows, inflows from acquisitions, market appreciation / (depreciation), and foreign currency translation adjustments.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

Below we provide the roll-forward of our Wealth Management AUM as at October 31, 2014:

Assets under Management (CDE, millions)
Beginning of period November 1, 2013	$194,158
Net new assets – acquisitions (largely F&C)	$150,462
Market appreciation	$14,158
Net new assets (inflow/outflow)	$12,800
Foreign exchange	$8,028
Ending balance October 31, 2014	$379,606

We note that the movement in AUM by investment strategy is not tracked and reported separately within the bank’s systems, nor are gross client inflows and gross client outflows and therefore we are unable to provide this information. Net new assets is the most relevant measure in our asset management business as net asset movements drive changes in revenues. Furthermore net new assets does not result in overstating asset growth in the case where there are transfers of assets between BMO funds.

While the acquisition of F&C was an important acquisition in 2014, we do not disclose the roll-forward of AUM as investment management and custodial revenue does not account for a significant portion of our total bank revenue. We submit that disclosing the year-end as at balance of AUM and AUA and discussing the key drivers of the year over year change is the appropriate disclosure for this portion of our business (see page 52 of the 2014 Annual Report).

—	Provide your ending AUA balances by financial instrument mix (e.g. equities, fixed income, cash, et al) and geographic mix (e.g. Canada, United States, et al).

Below we provide the requested details for our Wealth Management AUA balances as at October 31, 2014.

Assets under Administration (CDE, millions) By Financial Instrument Mix	October 31, 2014
Equities	$ 270,215
Fixed income	$ 105,771
Cash	$ 33,979
Other [1]	$ 4,582
Total	$ 414,547

1 Other is comprised of real estate and other miscellaneous investments.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

The geographic split below is based on the geography of where the client assets are administered as at October 31, 2014.

Assets under Administration (CDE, millions) By Geographic Mix	October 31, 2014
Canada	$152,762
United States	$260,873
Other	$912
Total	$414,547

Capital Management Activities, page 68

2.	We note your disclosure on page 68 that your non-viability contingent capital notes (Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, Series 29 and Series 31, and Series H Medium-Term Notes, Tranche 1) would be converted into BMO common shares pursuant to an automatic conversion formula with the conversion price based on the greater of: (1) a floor price of $5.00, and (2) the current market price of your common shares at the time of the trigger event. Please respond to the following:

—	Explain to us in more detail why the Series H Medium-Term Notes, Tranche 1 are classified as liabilities in your consolidated financial statements while the Non- cumulative 5-Year Rate Reset Class B Preferred Shares are classified as equity.

The balance sheet classification of the Series H Medium-Term Notes, Tranche 1 (the “Notes”) and the Non-cumulative 5-Year Rate Reset Class B Preferred Shares (the “Preferred Shares”) is determined based on the contractual terms of each instrument. The classification of each of the Notes and the Preferred Shares was assessed under IAS 32 Financial Instruments: Presentation (“IAS 32”).

Based on the contractual terms of the Notes, we identified the following key components of the instrument to assess in determining the balance sheet classification of the Notes and determined it was appropriate to conclude liability classification for the Notes under IAS 32 as 1) the Bank has the contractual obligation to settle the Notes at maturity in cash, 2) the Bank has the contractual obligation to make periodic interest payments in cash, 3) the redemption feature, which allows the Bank to redeem the Notes after July 2019 under certain conditions, is an option whose exercise is within the Bank’s control, which does not preclude debt classification, and 4) the non-viability contingent conversion (“NVCC”) feature, whose trigger is outside the control of the Bank, results in delivery of a variable number of Bank common shares and in accordance with IAS 32.11 would result in liability classification.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, we then assessed whether there were any separable embedded derivatives in the Notes. We determined that the NVCC feature meets the definition of an embedded derivative, however the fair value

Thomas E. Flynn

Bank of Montreal

April 2, 2015

was determined to be de minimus. Accordingly, given that the Notes do not contain an equity component, the proceeds of issuance of the Notes are presented in our consolidated balance sheet as a liability.

With respect to the Preferred Shares, they are a non-cumulative instrument that also contains an NVCC feature converting to a variable number of common shares upon occurrence of certain trigger events. We assessed each of the preferred share, dividend and conversion feature components for balance sheet classification in accordance with IAS 32. The preferred shares are perpetual and pay non-cumulative dividends at the discretion of the Board, which are characteristics of equity instruments. The obligation to deliver common shares following a NVCC triggering event (the NVCC feature) represents a liability in accordance with IAS 32.11.

Accordingly, the preferred shares are compound instruments where we allocate the issuance proceeds first to the fair value to the liability component and the residual to the equity component in accordance with IAS 32.31. The fair value of the obligation to deliver a variable number of common shares under the NVCC feature was determined to be de minimus. Accordingly, the proceeds of issuance of the Preferred Shares were presented in our consolidated balance sheet within shareholders’ equity.

—	Tell us why you have described the conversion feature as being convertible into a “variable number of common shares” in both Note 17 and Note 20, but based on the terms on page 68, the notes appear to be potentially convertible into a fixed number of shares depending on the share price at the time of the trigger event.

The instruments are convertible into a variable number of common shares subject to a floor price of $5.00 per BMO common share at the time of the trigger event. The disclosure on page 68 sought to describe the maximum dilution impact. In future filings we will amend our disclosure in the financial statements and MD&A to note that the conversion feature is subject to a floor price and that our disclosure indicates the maximum dilution impact.

—	Tell us whether you view the floor price conversion term to be genuine and substantive under the provisions of IAS 32.

We believe the floor price in the conversion feature is a genuine and substantive term. We assessed the impact of the floor price as part of the NVCC conversion feature. For accounting purposes, a term is non-genuine if it has no economic substance and it could be removed by the parties to the contract without any compensation.

The NVCC conversion feature has economic substance as it is ensures investors in non-common Tier 1 and Tier 2 regulatory capital instruments bear losses as the Bank’s capital erodes. The floor price ensures that existing common shareholders are afforded protection in the event that the NVCC clause is triggered as it will limit the number of shares to be issued if the share price declines significantly while the bank is in distress.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

Market Risk, page 91

Foreign Exchange Risk, page 95

3.	We note from your transaction risk disclosure that a one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would increase (decrease) adjusted pre-tax income by $10 million in the absence of hedging transactions. We also note from your disclosure on page 43 that adjusted income in the United States and other countries represents a significant portion of your total adjusted income. Please respond to the following:

—	Revise your future filings to clearly explain the model (and related parameters) you use to estimate this hypothetical impact on a pre-tax net income.

We calculate the impact on our pre-tax income using our U.S. dollar pre-tax income of $1,075 million and determine the impact on the Canadian dollar equivalent of a 1 cent change in the U.S./CAD exchange rate, which in Fiscal 2014 was rounded to $10 million. This information can also be derived from the table on page 36 of the 2014 Annual Report. The table indicates that there was approximately a 7 cent change in the U.S./CAD foreign exchange rate in the year and total adjusted income before tax was increased by approximately $67 million as a result of changes in the exchange rate. This also was rounded to a $10 million change per 1 cent change in the foreign exchange rate.

In future filings we will cross reference the Foreign Exchange discussion within the Risk section of the MD&A to the disclosure on the Impact of Foreign Exchange within the Performance Review section of the MD&A to clarify the basis on which the hypothetical impact is determined.

—	We note that you use hedging positions to partially offset the impact of exchange rate fluctuations. Tell us if these hedging positions are reported within note 10 (derivative instruments) as trading or hedging derivatives or some combination thereof.

The Bank uses trading derivatives as economic hedges of its U.S. dollar net income stream from its U.S Segment and therefore these are recorded as trading positions in Note 10 to the Bank’s consolidated financial statements.

—	Consider revising your future filings to disclose the impact of derivative positions on this estimate.

We expanded our disclosure in our Q1 2015 Report to Shareholders (page 7) to include the net income impact of hedging activities that are in place. We will continue to provide this disclosure in future filings.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

Exhibit 99.3

Note 6 – Risk Management, page 140

4.	We note that you have provided your credit quality disclosures on an adjusted exposure default basis, as opposed to carrying value, and thus the amounts in the disclosures do not reconcile to your loan disclosures in Note 4. Please consider disclosing your loan portfolio credit quality disclosures by carrying value rather, or in addition to, adjusted exposure at default to fulfill the disclosure obligations of paragraph 36(c) of IFRS 7.

IFRS 7.31 requires disclosure of information used to evaluate the nature and extent of risks to which an entity is exposed and IFRS 7.36(c) requires information about the credit quality of financial assets that are neither past due nor impaired. Note 6 details our potential credit exposure at default which we believe meets this disclosure requirement as this reflects our potential credit risk exposure.

In future filings we will amend the disclosure to reflect carrying value to reconcile to our disclosure in Note 4.

Note 24 – Employee Compensation – Pension and Other Employee Future Benefits, page 166

5.	We note from your disclosure of the fair value of plan assets on page 170 that $6,529 million in plan assets are attributable to Canadian and U.S. plans. We also note from your disclosure on page 169 that you have total plan assets of $7,649 million. Please reconcile these amounts for us and revise your future filings as appropriate to explain the nature and cause of the difference between these two plan asset amounts.

Our disclosure of the fair value of plan assets on page 169 includes all pension and other employee future benefits plan assets for the consolidated group. In accordance with IAS 19 Employee Benefits (IAS 19), paragraph 136, we determined our primary plans to be our Canadian and U.S. pension plans and our Canadian other employee future benefit plan for purposes of complying with the disclosure requirements. Our primary plans represent over 84% of our total defined benefit obligation and over 85% of our total fair value of plan assets.

We identified our primary plans in the first paragraph of Note 24 on page 166. In future filings, we will amend the sentence introducing our tabular disclosure on page 170 to indicate that the additional asset detail we disclose is only for our primary plans which represent approximately 85% of the consolidated plan assets and defined benefit obligations.

Thomas E. Flynn

Bank of Montreal

April 2, 2015

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please feel free to contact me at (416) 867-4689.

Yours sincerely,

/s/ Thomas E. Flynn

Thomas E. Flynn

Chief Financial Officer

cc:	Bank of Montreal, Audit and Conduct Review Committee
KPMG, LLP